# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Classover Holdings, Inc., CIK 0002022308
CUSIP: 182744102
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 450 7th Avenue, New York, New York (NY), 10123
Date of event which requires filing of this statement: 04/04/2025
Filed by CIK 0002058856
Persons authorized to receive notices and communications: Hui Luo, 450 7th Avenue, New York, New York (NY), 10123, 8003459588

## Reporting persons
- Luo Hui (CIK 0002058856): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,057,815; shared voting power 0; sole dispositive power 7,057,815; shared dispositive power 0; aggregate amount beneficially owned 7,057,815 (30.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: Classover Holdings, Inc.
Address of issuer's principal executive offices: 450 7th Avenue, New York, New York (NY), 10123

## Item 2. Identity and Background
Name of person filing: Hui Luo
Residence or business address: 450 7th Avenue, New York, New York 10123
Present principal occupation or employment: Chief Executive Officer, Classover Holdings, Inc. and Class Over Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reporting person received the securities reported upon in this Schedule 13D in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated May 12, 2024 (the "Merger Agreement"), by and among the Issuer, Battery Future Acquisition Corp., Class Over Inc., BFAC Merger Sub 1 Corp. and BFAC Merger Sub 2 Corp. Such securities were issued to the reporting person in exchange for the reporting person's interest in Class Over Inc. upon consummation of the mergers contemplated by the Merger Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person holds the securities reported upon for investment purposes. As the Chairwoman of the Board of Directors and Chief Executive Officer of the Issuer, the reporting person may, from time to time, acquire additional securities of the Issuer, or dispose of securities of the issuer, as well as consider certain other items set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7,057,815 shares of Class B Common Stock of the Issuer, representing 30.9% ownership, which represents 522,801 shares of Class B Common Stock issuable upon conversion of Series A Preferred Stock and 6,535,014 shares of Class B Common Stock issuable upon conversion of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 7,057,815 shares of Class B Common Stock of the Issuer, pursuant to which the reporting person has sole voting and dispositive shares.
Transactions in the class effected during the past sixty days: Other than the transactions reported upon in this Schedule 13D, there have been no other transactions that have occurred within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The reporting person has agreed not to transfer, sell or assign her shares until April 3, 2026 (12 months from the closing of the transactions contemplated by the Merger Agreement).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/2022308/000192998025000044/class_424b3.htm

## Signatures
- Luo Hui: /s/ Hui Luo, Hui Luo (04/09/2025)